Exhibit 99.1

AuRico Gold Announces Details for Second Quarter Results

TORONTO, July 10, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced that it will release the Company's second quarter financial results for the period ended June 30, 2014 after market close on Thursday, August 7, 2014. The financial statements will be available on the Company's website at www.auricogold.com or www.sedar.com.

Webcast and Conference Call

A webcast and conference call will be held on Friday, August 8, 2014 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

•	International & Toronto: 1-647-427-7450
•	Canada & U.S. Toll Free: 1-888-231-8191

Please ask to be placed into the AuRico Gold 2014 Second Quarter Results Conference Call.

Conference Call Live Webcast
The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1379487/1530049.

Archive Call Access
If you are unable to attend the conference call, a replay will be available until midnight, August 15, 2014 by dialing the appropriate number below:

•	International & Toronto: 1-416-849-0833 Passcode: #67392874
•	Canada & U.S. Toll Free: 1-855-859-2056 Passcode: #67392874

Archive Webcast
The webcast will be archived for 90 days. To access the archived webcast, visit the Company's website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1379487/1530049.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

please visit the AuRico Gold website at www.auricogold.com or contact:

Anne Day
Vice President, Investor Relations & Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 11:06e 10-JUL-14